ATTACHMENTS TO FORM SE

AMR Investment Services Trust  [CIK Number 1001641]

N-SAR Filing for the six month period ending 4/30/98

1.   Sub-item 77O - Transactions effected pursuant to Rule
10f-3.


Sub-item 77O - Transactions effected pursuant to Rule 10f-3

The following affiliated underwriter transactions were made in reliance on Rule 10f-3 of the 1940 Act:

   On December 5, 1997, the AMR Investment Services
Balanced Portfolio and Growth and Income Portfolios
("Portfolios") purchased 5,000 shares and 30,000 shares of Fleet Financial from Merrill Lynch & Co. ("Merrill") at a price of $70.00 per share. Merrill is an affiliate of the Portfolio since it is the parent company of Hotchkis and Wiley, an investment adviser of the Portfolio.

   On January 30, 1998, AMR Investment Services Balanced Portfolio (the "Portfolio") purchased 20,000 of NationsBank bonds 6.375%, 2/15/08, from Nations Montgomery Securities at a price of $99.85 per bond. Nations Montgomery Securities was the lead underwriter of the security and Merrill Lynch & Co. ("Merrill") participated as a member of the underwriting syndicate. Merrill is an affiliate of the Portfolio since it is the parent company of Hotchkis and Wiley, an investment adviser of the Portfolio.

   On January 30, 1998, AMR Investment Services Balanced Portfolio (the "Portfolio") purchased 20,000 of First Plus Home Loan Trust bonds 1998-1 A4, 6.2%, 3/10/15 from Morgan Grenfell at a price of $99.98 per bond. Merrill Lynch & Co. ("Merrill") participated as a member of the underwriting syndicate. Merrill is an affiliate of the Portfolio since it is the parent company of Hotchkis and Wiley, an investment adviser of the Portfolio.